

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2011

Via E-Mail
Yaron Eitan
c/o Selway Capital Acquisition Corporation
74 Grand Avenue
2nd Floor
Englewood, NJ 07631

> **Re: Selway Capital Acquisition Corporation**
> **Registration Statement on Form S-1**
> **Amended June 22, 2011**
> **File No. 333-172714**

Dear Mr. Eitan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 2

1.   Please disclose the substance of your response to prior comment 2.

Risks, page 4

2.   If true, please state clearly, directly and prominently that you have the ability to terminate shareholders' rights without the shareholders' consent by liquidating the trust after an acquisition and that, in such an event, shareholders will not have the ability to retain their ownership in the company after an acquisition.

<u>Shareholder Redemption Rights, page 4</u>

3.   Regarding your response to prior comment 3:
- Please clarify how you addressed (1) the fourth bullet point of that comment and (2) that part of the comment that asked you to highlight in the prospectus summary why you elected to create each of the four options (including what goal you believe each option would permit you to achieve).
- Where you refer to the Series B shares throughout your document, including in the fee table, please state clearly that they are callable. Likewise, if you can cancel Series A shares merely by liquidating the trust, also refer to the Series A as callable.
- Rather than focusing predominantly on the mechanics of the fourth option in the summary, please highlight clearly, if true, that the fourth option gives you the ability to eliminate shareholder rights by liquidating the trust and cancelling the shares without shareholders' consent.
- The paragraphs before your bullet points regarding the four redemption options indicate that shareholders can choose whether they want their shares redeemed; however, the fourth bullet point addresses a situation in which shareholders are required to surrender their shares. Please reconcile.
- Highlight briefly in the prospectus summary the Series C shares, rather than referring vaguely to "a new series of shares." Please revise your references to "new shares" throughout the summary accordingly. Also highlight briefly in the summary (1) if true, that the Series C shares do not participate in any tender offer or automatic liquidation, and (2) how Series A investors might become holders of Series B.
- In your discussion of the post-acquisition 83.3% threshold, you mention that you "may seek" conversions to Series C. Do you mean that you "must seek" such conversions? If not: (1) what will you do if the post-acquisition liquidation or tender offer exceeds the threshold, and (2) how have you ensured that Rule 419 is not applicable? Also, what will you do if you seek conversions to Series C but do not obtain sufficient conversions to ensure that you will not exceed the 83.3% threshold? Please clarify in a section of your document where such detail is appropriate.
- In the first paragraph of your bullet point regarding the post-acquisition liquidation, you say that the trust proceeds will be provided to the Series B holders. In the third paragraph you appear to indicate that the proceeds might be issued to the Series A holders. Please clarify.

<u>Trading Commencement and Separation, page 10</u>

4.   The last sentence in the first paragraph on page 11 appears to contradict your response to prior comment 4. Please revise or advise.

Escrow of the founders' shares, page 24

5.   Your last revision to this section does not appear to be reflected in the Securities Escrow Agreement filed as Exhibit 10.3. Please revise or advise.

Underwriting, page 134

6.   Please reconcile section 7.2 of exhibit 1.1 with your disclosure in the second paragraph on page 137.

Exhibit 3.3

7.   We note your response to our prior comment 6. However, Article FIFTH(B) of appears to contradict the disclosure in your prospectus. For example, see the first bullet point on page 5 and the disclosure at the top of page 18. Please revise or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Burton at 202-551-3626 or Kevin Vaughn, Accounting Branch Chief, at 202-551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or me at 202-551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Giovanni Caruso